SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 1)

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

374511103**

(CUSIP Number)

Mark Beckett

Baring Private Equity Asia V Holding (12) Limited

1 Raffles Place

#29-02 One Raffles Place

Singapore 048616

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Akiko Mikumo

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

(852) 3476-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	CUSIP number of the American Depositary Shares, each representing one Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Baring Private Equity Asia V Holding (12) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,800,000[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,800,000[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Baring Private Equity Asia V Holding (12) Limited.
[2]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON The Baring Asia Private Equity Fund V Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Baring Private Equity Asia GP V Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

SCHEDULE 13D

CUSIP No. 374511103

1	NAME OF REPORTING PERSON Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,800,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,800,000 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Based on 240,526,872 Ordinary Shares (as defined in Item 1) outstanding as of March 12, 2014.

This Amendment No. 1 (this “Amendment”) is filed to amend and supplement the Schedule 13D filed by the Reporting Persons named therein with the Securities and Exchange Commission on December 3, 2013 (the “Schedule 13D”), with respect to Giant Interactive Group Inc. (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby supplemented by adding the following:

The directors and executive officers of Baring (12) and Baring Limited are set forth on Schedule I attached hereto, which amends and restates Schedule I to the Schedule 13D in its entirety. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

Pursuant to an agreement and plan of merger, dated as of March 17, 2014 (the “Merger Agreement”), by and among the Issuer, Giant Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and Giant Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.07, and which is incorporated herein by reference in its entirety.

Baring (12), Mr. Shi, Vogel, Union Sky, and Rich Noble Enterprises Limited, a British Virgin Islands company with limited liability (“Hony SPV” and, together with Baring (12), Mr. Shi, Vogel and Union Sky, the “Consortium”) anticipate that approximately US$2.25 billion will be expended to complete the Merger. This amount includes (a) the estimated funds required by the Consortium to (i) purchase the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs) owned by shareholders of the Issuer other than the members of the Consortium at a purchase price of US$12 per Ordinary Share or US$12 per ADS, (ii) purchase the Ordinary Shares (including Ordinary Shares represented by ADSs) to be sold by Union Sky and Vogel in the Merger at a purchase price of US$12 per Ordinary Share or US$12 per ADS, and (iii) settle the outstanding options to purchase Ordinary Shares and shares of restricted stock granted under the 2007 Performance Incentive Plan and the Employee Share Option Scheme of the Issuer, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”) (excluding any tax liabilities).

The Transactions will be funded through a combination of (i) the proceeds from a committed and underwritten loan facility contemplated by a commitment and underwriting letter, dated as of March 17, 2014 (the “Debt Commitment Letter”), by and among Parent, Merger Sub, Giant Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and the sole shareholder of Parent (“Holdco”), China Minsheng Banking Corp., Ltd., Hong Kong Branch, BNP Paribas Hong Kong Branch, Credit Suisse AG, Singapore Branch, Deutsche Bank AG, Singapore Branch, Goldman Sachs (Asia) L.L.C., ICBC International Finance Limited and JPMorgan Chase Bank, N.A. (the “Mandated Lead Arrangers”), and China Minsheng Banking Corp., Ltd., Hong Kong Branch, BNP Paribas Hong Kong Branch, Credit Suisse AG, Singapore Branch, Deutsche Bank AG, Singapore Branch, Goldman Sachs Lending Partners LLC, ICBC International Finance Limited and JPMorgan Chase Bank, N.A. (the “Underwriters”), (ii) cash contributions contemplated by equity commitment letters, dated as of March 17, 2014 (the “Equity Commitment Letters”), by and between Holdco and each of Baring LP and Hony Capital Fund V, L.P., a limited partnership organized and existing under the laws of the Cayman Islands and the 100% shareholder of Hony SPV (“Hony LP”), and (iii) cash in the Issuer and its subsidiaries. Under the terms and subject to the conditions of the Debt Commitment Letter, the Mandated Lead Arrangers committed to arrange and the Underwriters committed to underwrite (directly or through their affiliates) a term loan facility of US$850 million in principal amount for Merger Sub to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letters, Baring LP and Hony LP will provide equity financing in an aggregate amount of US$808.4 million to Holdco to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letters, copies of which are filed as Exhibit 7.08 through Exhibit 7.10, respectively, and which are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, Baring (12) and Union Sky (the “Rollover Shareholders”) and Vogel entered into a support agreement dated as of March 17, 2014 (the “Support Agreement”) with Parent and Holdco providing that the Rollover Shares (as defined below), in connection with and at the effective time of the Merger, will be cancelled for no consideration. The description of the Support Agreement set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as Exhibit 7.11, and which is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On March 17, 2014, the Issuer announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$12.00 per Share or US$12.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) up to 59,890,972 Ordinary Shares held by Union Sky (the “Union Sky Rollover Shares”), 11,800,000 Ordinary Shares held by Baring (12) (together with the Union Sky Rollover Shares, the “Rollover Shares”) and the Ordinary Shares held by Parent, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, which will be cancelled without payment of any consideration or distribution therefor, (b) Ordinary Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger, which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law, and (c) 37,500,000 Ordinary Shares held by Union Sky immediately prior to the effective time of the Merger, which will be cancelled in exchange for Union Sky’s right to receive a promissory note to be issued to Union Sky in the principal amount of US$450,000,000, being the product of 37,500,000 and US$12.00, which note will be issued by the Issuer and bear simple interest at two percent per annum. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Following the consummation of the Merger, the Issuer will become a wholly owned subsidiary of Holdco. In addition, if the Merger is consummated, the ADSs would be delisted from the New York Stock Exchange, the Issuer’s obligations to file periodic report under the Exchange Act would be terminated, and the Issuer will be privately held by the members of the Consortium.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders and Vogel entered into the Support Agreement with Parent and Holdco, pursuant to which they have agreed with Parent and Holdco, among other things, that: (a) the Rollover Shareholders and Vogel will vote all of the Ordinary Shares (including Ordinary Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger, and (b) the Rollover Shares will, in connection with and at the effective time of the Merger, be cancelled for no consideration.

Concurrently with the execution of the Merger Agreement, Mr. Shi, Union Sky, Vogel, Baring (12) and Hony SPV entered into an interim investors agreement dated as of March 17, 2014 (the “Interim Investors Agreement”) with Holdco, Parent and Merger Sub, pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of Holdco, Parent and Merger Sub and the relationship among the members of the Consortium with respect to the Transactions.

Concurrently with the execution of the Merger Agreement, (i) Baring LP executed and delivered a guarantee (the “Baring Guarantee”) in favor of Mr. Shi, Union Sky and Hony SPV with respect to Baring (12)’s obligations under certain sections of the Interim Investors Agreement, and (ii) Hony LP executed and delivered a guarantee (the “Hony Guarantee”) in favor of Mr. Shi, Union Sky and Baring (12) with respect to Hony SPV’s obligations under certain sections of the Interim Investors Agreement and the Consortium Agreement.

Concurrently with the execution of the Merger Agreement, each of Union Sky, Baring LP and Hony LP executed and delivered a limited guarantee (each a “Limited Guarantee” and collectively the “Limited Guarantees”) in favor of the Issuer with respect to the payment obligations of Parent under the Merger Agreement for the termination fee that may become payable to the Issuer by Parent under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Support Agreement, the Interim Investors Agreement, the Baring Guarantee, the Hony Guarantee and the Limited Guarantees, copies of which are filed as Exhibit 7.07 and Exhibit 7.11 through Exhibit 7.17, respectively, and which are incorporated herein by reference in their entirety.

Item 3 of this Amendment is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.

As of the date hereof, Baring (12) directly owns 11,800,000 Ordinary Shares, which represents approximately 4.9% of the issued and outstanding Ordinary Shares (based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014) and has sole voting power and sole dispositive power with respect to such shares. Baring LP and Baring Co, as the joint shareholders of Baring (12), may be deemed to have beneficial ownership of 11,800,000 Ordinary Shares, which represents approximately 4.9% of the issued and outstanding Ordinary Shares of the Issuer (based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014), and have shared voting power and shared dispositive power with respect to such shares. Baring Limited, as the general partner of Baring GP, and Baring GP, which in turn acts as the general partner of Baring LP and Baring Co, each may be deemed to have beneficial ownership of 11,800,000 Ordinary Shares, which represents approximately 4.9% of the issued and outstanding Ordinary Shares (based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014), and have shared voting power and shared dispositive power with respect to such shares. Mr. Salata, as the sole shareholder of Baring Limited may be deemed to have beneficial ownership of 11,800,000 Ordinary Shares, which represents approximately 4.9% of the issued and outstanding Ordinary Shares of the Issuer (based on 240,526,872 Ordinary Shares outstanding as of March 12, 2014), and has shared voting power and shared dispositive power with respect to such shares.

The Reporting Persons may be deemed to be a “group” with Mr. Shi, Vogel and Union Sky pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each of the Reporting Persons expressly disclaims beneficial ownership for all purposes of the Ordinary Shares and ADSs held by Mr. Shi, Vogel and Union Sky. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of Mr. Shi, Vogel and Union Sky.

(c)	None of the Reporting Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Items 3, 4 and 7 of this Amendment are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 7.07	Agreement and Plan of Merger by and among the Issuer, Parent and Merger Sub, dated March 17, 2014.

Exhibit 7.08	Debt Commitment Letter by and among Merger Sub, the Mandated Lead Arrangers and the Underwriters, dated March 17, 2014.

Exhibit 7.09	Equity Commitment Letter by and between Baring LP and Holdco, dated March 17, 2014.

Exhibit 7.10	Equity Commitment Letter by and between Hony LP and Holdco, dated March 17, 2014.

Exhibit 7.11	Support Agreement by and among Parent, Holdco, Union Sky, Vogel and Baring (12), dated March 17, 2014.

Exhibit 7.12	Interim Investors Agreement by and among Mr. Shi, Union Sky, Vogel, Baring (12), Hony SPV, Holdco, Parent and Merger Sub, dated March 17, 2014.

Exhibit 7.13	Guarantee by and among Baring LP, Mr. Shi, Union Sky and Hony SPV, dated March 17, 2014.

Exhibit 7.14	Guarantee by and among Hony LP, Mr. Shi, Union Sky and Baring (12), dated March 17, 2014.

Exhibit 7.15	Limited Guarantee by Union Sky in favor of the Issuer, dated March 17, 2014.

Exhibit 7.16	Limited Guarantee by Baring LP in favor of the Issuer, dated March 17, 2014.

Exhibit 7.17	Limited Guarantee by Hony LP in favor of the Issuer, dated March 17, 2014.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2014

Baring Private Equity Asia V Holding (12) Limited

By:	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V, L.P.

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia GP V Limited

By:	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By:	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

/s/ Jean Eric Salata
Jean Eric Salata

Schedule I

Baring Private Equity Asia GP V Limited

The name and present principal occupation of each of the directors and officers of Baring Private Equity Asia GP V Limited are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Tek Yok Hua	Administration	Singapore	2 Battery Road #23-01, Maybank Tower, 049907, Singapore

Ramesh Awatarsing	Administration	Mauritius	355, NeXTeracom Tower 1, 3 Floor, Cybercity, Ebene, Mauritius

Christian Wang Yuen	Administration	Mauritius	355, NeXTeracom Tower 1, 3 Floor, Cybercity, Ebene, Mauritius

Mark Beckett (alternate director to Tek Yok Hua)	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616

Baring Private Equity Asia V Holding (12)

The name and present principal occupation of each of the directors and officers of Baring Private Equity Asia V Holding (12) are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Mark Beckett	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616

Agnes Chen Meiyun (alternate director to Mark Beckett)	Administration	Singapore	1 Raffles Place #29-02 One Raffles Place Singapore 048616